

02006500

BB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33359

SEC MAIL RECEIVED PROCESSING SECTION FEB 27 2002 WASH, D.C. 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/00 (MM/DD/YY) AND ENDING 12/28/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merrill Lynch Professional Clearing Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven W. Mastronardi — (201) 557-1864
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VF 3-21-02

AFFIRMATION

We, Gary E. Yetman and Steven W. Mastronardi, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrill Lynch Professional Clearing Corp. for the year ended December 28, 2001, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



2/25/02

Signature Date

CHAIRMAN OF THE BOARD
AND
CHIEF EXECUTIVE OFFICER

Title



2/25/02

Signature Date

CHIEF FINANCIAL OFFICER

Title

Subscribed and sworn to before me on this 25th day of February, 2002



Notary Public

DANIEL DORMEVIL
Notary Public, State of New Jersey
No. 2192520
Qualified in Hudson County
Commission Expires Aug. 12, 2006

MERRILL LYNCH PROFESSIONAL CLEARING CORP.
(SEC I.D. NO. 8-33359)


SEC MAIL
PROCESSING
RECEIVED
FEB 27 2002
354
WASH, D.C.
SECTION

BALANCE SHEET
AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 28, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
and Regulation 1.10(g)
under the Commodity Exchange Act
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2002
WASH, D.C.
354

INDEPENDENT AUDITORS' REPORT

Merrill Lynch Professional Clearing Corp.

We have audited the accompanying balance sheet of Merrill Lynch Professional Clearing Corp. (the "Company") as of December 28, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. at December 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the balance sheet taken as a whole. The following supplemental schedules are presented for the purpose of additional analysis and are not a required part of the balance sheet, but are supplementary information required by regulations under the Commodity Exchange Act: (i) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934; (ii) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act; and (iii) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the balance sheet and, in our opinion, are fairly stated in all material respects when considered in relation to the balance sheet taken as a whole.

Deloitte & Touche LLP

February 25, 2002

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

BALANCE SHEET
AS OF DECEMBER 28, 2001
(Dollars In Thousands)

ASSETS		LIABILITIES AND STOCKHOLDERS' EQUITY	
Cash	$ 9,647	*Short-term borrowings - affiliated companies*	$ 1,685,740
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	361,844	*Customer and non-customer proprietary balances*	8,256,362
Receivables under resale agreements	490,000	*Other payables*	
		Brokers and dealers	103,654
Receivables under securities borrowed transactions	551,555	Interest	61,322
Customer and non-customer proprietary balances (net of allowance for doubtful accounts of $5,000)	3,432,621	*Total*	164,976
		Other liabilities	85,988
Other receivables			
Affiliated companies	5,998,348	*Total*	10,193,066
Brokers and dealers	751,862		
Interest and dividends	46,728		
Total	6,796,938	*Subordinated borrowings*	1,045,000
Exchange memberships - at cost	3,813		
Equipment and facilities (net of accumulated depreciation and amortization of $5,009)	2,983		
Other assets	126,805	*Total stockholders' equity*	538,140
Total assets	$ 11,776,206	*Total liabilities and stockholders' equity*	$ 11,776,206

See notes to balance sheet.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

NOTES TO BALANCE SHEET
AS OF DECEMBER 28, 2001
(Dollars in Thousands, Except Share and Per Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company provides securities financing, brokerage and clearing services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully-disclosed basis. The Company is a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.").

Basis of Presentation - The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices.

In presenting the balance sheet, management makes estimates regarding the outcome of litigation, the realization of deferred tax assets and other matters that affect the reported amounts and disclosure of contingencies in the balance sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates.

On December 30, 2000, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and for Hedging Activities*. SFAS No. 133, requires all derivatives, including certain derivatives embedded in other contracts, to be recorded on the balance sheet at fair value. As the Company does not engage in hedging activities and does not have instruments that fall within the scope of SFAS No. 133, adoption of this statement did not have an impact on the balance sheet of the Company.

In September 2000, the Financial Accounting Standards Board released SFAS No. 140, *Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* a replacement of SFAS No. 125. The provisions of the statement that are applicable to the Company relate primarily to the accounting and disclosures for collateral received or pledged in secured borrowing transactions. The Company adopted the required provision of this statement in the second quarter of 2001. The new provisions offer guidance for determining whether a transfer of assets should be accounted for as a sale or a secured borrowing, and also change the accounting for certain securities lending transactions. The adoption of the new provisions had no impact on the Company's Balance Sheet as of December 28, 2001.

Securities Financing Transactions - The Company enters into resale agreements and securities borrowed and loaned transactions to accommodate customers, to obtain securities for settlement and to finance securities transactions. The Company also engages in securities financing for customers through margin lending (see customer and non-customer proprietary transactions).

Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily,

and the Company may require counterparties to deposit additional collateral, when appropriate. Substantially all resale activities are transacted under master netting agreements which give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Securities borrowed and loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. For these transactions, the fee received or paid by the Company is recorded as interest revenue or expense. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, the Company does not offset such receivables and payables with the same counterparty on the balance sheet.

At December 28, 2001, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $33,267,830 and the fair value of the portion that has been sold or repledged was $20,549,586.

Customer and Non-customer Proprietary Transactions - Customer and non-customer securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers and non-customers include amounts due on cash and margin transactions. Securities owned by customers and non-customers, including those that collateralize margin or other similar transactions, are not reflected on the balance sheet.

Commissions charged for executing customer and non-customer transactions are accrued on a trade date basis.

Equipment and facilities - Equipment and facilities primarily consist of furniture and fixtures, office equipment, technology hardware and software and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

Income Taxes - The results of operations of the Company are included in the consolidated U.S. federal income tax return of ML&Co. ML&Co. allocates income taxes to its subsidiaries in a manner that approximates the separate company method.

ML&Co. and its affiliates use the asset and liability method in providing income taxes on all transactions that have been recognized in the balance sheet. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted.

The Company provides for deferred income taxes resulting from temporary differences which arise from recording certain transactions (principally asset and liability reserves) in different years for income tax reporting purposes than for financial reporting purposes. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

2. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co., MLPF&S and other companies affiliated by common ownership. Assets and liabilities include the following items related to such entities:

Assets:	
Receivables under resale agreements	$ 490,000
Receivables under securities borrowed transactions	479,652
Receivables from affiliated companies	5,998,348
Receivables from brokers and dealers	629,722
Liabilities:	
Short-term borrowings - affiliated companies	$ 1,685,740
Brokers and dealers	4,221
Interest	8,447
Subordinated borrowings	1,045,000
Other	29,398

Certain of the Company's transactions are settled on its behalf by affiliated entities. Receivables from affiliated companies consists of omnibus accounts for securities and commodities transactions with MLPF&S and other companies affiliated by common ownership on behalf of the Company's clients.

Short-term borrowings from affiliated companies consists of a loan from ML&Co. which is due on demand and bears interest based on ML&Co.'s average cost of funds.

At December 28, 2001, Receivables under resale agreements were used to satisfy the Proprietary Accounts of Introducing Brokers ("PAIB") and the Customer Reserve Formula deposit requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instruments are carried at fair value or at amounts which approximate fair value.

Financial instruments carried at amounts which approximate fair value consist predominantly of short-term financial instruments, which include cash, cash and securities segregated for regulatory purposes or deposited with clearing organizations, resale agreements, securities borrowed and other assets. Similarly, balances relating to short-term borrowings, customers and non-customers, securities loaned, brokers and dealers, interest, other liabilities and subordinated borrowings are carried at amounts which approximate fair value.

4. TRADING AND RELATED ACTIVITIES

Certain client trading activities expose the Company to credit risks which are managed in accordance with the risk management policies established by ML&Co.

Credit Risk - The Company is exposed to risk of loss if a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient ("default risk"). The Company has established policies and procedures for mitigating credit risk including reviewing and

establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various customer and non-customer securities and commodity transactions. Execution of these transactions includes the purchase and sale of securities. These activities may expose the Company to default risk arising from the possibility that a customer, non-customer or counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, noncustomers or counterparties. The Company seeks to control the risks associated with its customer and non-customer margin activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk - The Company provides financing and related services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing client and market conditions.

5. SUBORDINATED BORROWINGS

At December 28, 2001, the Company's subordinated borrowings with ML&Co. were as follows:

	Maturity	Total Amount Outstanding	Total Amount Available
Revolving subordinated loan	March 20, 2003	$ 645,000	$ 950,000
Subordinated loan	January 31, 2004	400,000	400,000
Total		$ 1,045,000	$ 1,350,000

On February 12, 2002, the Company paid down $395,000 on its Revolving subordinated loan.

These borrowings, which have been approved for regulatory capital purposes, bear interest at variable rates based on certificate of deposit rates. The maturity date on the Revolving subordinated loan is automatically extended to March 20th of the following year, unless on or before the day 12 months preceding the maturity date then in effect, written notification is given in accordance with the terms of the Revolving Note and Cash Subordination Agreement dated March 17, 2000, that the maturity date shall not be extended.

The scheduled maturity date on the Subordinated loan is automatically extended by one additional year, unless on or before the day 13 months preceding the scheduled maturity date then in effect, written notification is given in accordance with the terms of the Subordinated Loan Agreement–Cash dated January 31, 2000, that such scheduled maturity date shall not be extended.

6. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 shares of $1 par value preferred stock and 50,000 shares of $1 par value common stock. At December 28, 2001, there were 1,465 preferred and 2,000 common shares outstanding.

7. COMMITMENTS AND CONTINGENCIES

Litigation - As of December 28, 2001, ML&Co. and certain of its subsidiaries have been named as parties in various actions, some of which involve claims for substantial amounts. Amounts accrued for the financial resolution of these claims are subject to significant estimation by management and outside counsel. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions will not have a material adverse effect on the financial condition of the Company. There are no material legal actions pending against the Company as of December 28, 2001.

Leases - The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2007. Future minimum rental commitments (exclusive of potential sublease rentals) with initial or remaining terms exceeding one year as of December 28, 2001, are presented below:

Year Ending	Total
2002	$ 857
2003	879
2004	512
2005	298
2006	303
Thereafter	142
Total	$ 2,991

Other Commitments - In the normal course of business, the Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing securities or cash. Letters of credit aggregated $914,000 at December 28, 2001.

8. EMPLOYEE BENEFIT PLANS

The Company provides retirement benefits to its employees under defined contribution plans and a group annuity contract sponsored by ML&Co. ML&Co. reserves the right to amend or terminate these plans at any time. The defined contribution plans consist of the Retirement Accumulation Plan and the 401(k) Savings and Investment Plan. These plans cover substantially all U.S. employees who have met service requirements. ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974.

9. EMPLOYEE INCENTIVE PLANS

The Company participates in several employee compensation plans sponsored by ML& Co. which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long Term Incentive Compensation Plans ("LTIC Plans"), the Equity Capital

Accumulation Plan ("ECAP") and the Employee Stock Purchase Plan ("ESPP"). The costs associated with these plans are allocated to the Company by ML& Co.

LTIC Plans and ECAP - LTIC Plans and ECAP provide for grants of equity and equity-related instruments of ML&Co. to certain key employees of the Company.

ESPP - ESPP allows eligibile employees to invest from 1% to 10% of their eligible compensation to purchase ML& Co.'s common stock at a price generally equal to 85% of its fair market value.

10. INCOME TAXES

As part of the consolidated U.S. federal tax return of ML&Co., the Company transfers to ML&Co. its current U.S. federal and state tax liabilities. At December 28, 2001, the Company had a current tax payable of $12,461, and deferred tax assets of $3,060.

11. REGULATORY REQUIREMENTS

As a registered broker and dealer and member of the New York Stock Exchange ("NYSE"), the Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934. The Company computes its net capital under the alternative method permitted by this rule which requires that minimum net capital shall not be less than 2% of aggregate debit items arising from customer transactions or 4% of CFTC segregation requirements. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or withdrawing equity capital or paying cash dividends if its net capital is less than 5% of aggregate debit items or less than 7% of CFTC segregation requirements. At December 28, 2001, the Company had net capital of $1,136,451, which was 209.3% of 4% CFTC segregation requirement and exceeded the 4% minimum CFTC segregation requirement by $1,114,732.

The Company is required to perform a computation of reserve requirements for PAIB. At December 28, 2001, the Company's PAIB reserve computation indicated that the Company had a PAIB reserve requirement, which was satisfied by a deposit of cash and qualified securities.

12. RESTRUCTURING AND OTHER CHARGES

During the fourth quarter of 2001, ML& Co.'s management formally committed to a restructuring plan designed to position ML& Co. for improved profitability and growth, including the resizing of selected businesses and other structural changes. Structural charges include targeted work force reductions of approximately seven, through a combination of involuntary and voluntary separations. As of December 28, 2001 all employee separations relating to the Company have been completed.

* * * * * *

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 28, 2001
(In Thousands)

STOCKHOLDERS' EQUITY	$ 538,140
DEDUCT STOCKHOLDERS' EQUITY NOT ALLOWABLE FOR NET CAPITAL	(130)
STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	538,010
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,045,000
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,583,010
NONALLOWABLE ASSETS:	
Exchange memberships	3,813
Property, leasehold improvements and equipment	2,983
Interest and dividends receivable	46,728
Loans and advances	115,452
Other assets	8,322
Total nonallowable assets	177,298
MISCELLANEOUS CAPITAL CHARGES:	
Deductions for accounts carried under Rule 15c3-1(c)(2)(x)	177,213
Aged fails-to-deliver	1,059
Other deductions and charges	90,989
Total miscellaneous capital charges	269,261
NET CAPITAL	1,136,451
NET CAPITAL REQUIREMENT (4% of CFTC segregation requirement)	21,719
EXCESS NET CAPITAL (over minimum requirement of 4%)	$ 1,114,732
PERCENTAGE OF NET CAPITAL TO 4% of CFTC segregation requirement	209.3 %

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 28, 2001. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4D(2) UNDER THE COMMODITY EXCHANGE ACT DECEMBER 28, 2001 (In Thousands)

SEGREGATION REQUIREMENTS:	
Cash	$ 595,950
Securities - at market value	205,614
Net unrealized loss on open futures contracts traded on a contract market	(126,047)
Exchange traded options:	
Market value of open option contracts purchased	172,139
Market value of open option contracts granted (sold)	(256,457)
TOTAL AMOUNT REQUIRED TO BE SEGREGATED	591,199
FUNDS ON DEPOSIT IN SEGREGATION:	
Exchange traded options:	
Unrealized receivables for long option contracts purchased	172,120
Unrealized obligations for short option contracts granted (sold)	(256,457)
Net equities with other futures commission merchants	476,427
Firm securities contributed to customer segregation - at market value	154,590
Customer securities contributed to customer segregation - at market value	205,614
TOTAL AMOUNT IN SEGREGATION	752,294
EXCESS FUNDS IN SEGREGATION	$ 161,095

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT DECEMBER 28, 2001

The Company does not carry any customers' regulated foreign futures and foreign options accounts; therefore the Company has nothing to report.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 25, 2002

Merrill Lynch Professional Clearing Corp.
20 Broad Street
New York, New York 10005

In planning and performing our audit of the financial statements of Merrill Lynch Professional Clearing Corp. (the "Company") for the year ended December 28, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)[including the practices and procedures followed by the Company in making the periodic computations of proprietary accounts of introducing brokers ("PAIB")]; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in

the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 28, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP